Exhibit 99.2

Autohome Inc. Announces Its Intention to File a Registration Statement

with the U.S. Securities and Exchange Commission Relating to a Proposed

Offering of Its ADSs by Autohome and Certain Existing Shareholders

BEIJING, November 5, 2014– Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM) today announced its intention to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) on or about November 5, 2014 (U.S. Eastern Time), relating to a proposed public offering of American Depositary Shares (“ADSs”) by Autohome and certain of its existing shareholders (the “Selling Shareholders”), including Telstra Holdings Pty Limited (ACN 057 808 938) . The amount and timing of the proposed offering are subject to market conditions and other factors.

The proposed offering is expected to provide for greater liquidity of the ADSs in the market by increasing the public float. The Company proposes to offer 1,650,000 ADSs, and the Selling Shareholders propose to offer 6,850,000 ADSs in aggregate. The underwriters have the option, exercisable within 30 days from the date of the final prospectus, to purchase up to an aggregate of 1,275,000 additional ADSs from Autohome and the Selling Shareholders. Autohome will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. Each ADS represents one Class A ordinary share of Autohome.

A registration statement relating to these securities is expected to be filed with the SEC and, if filed, will not immediately become effective. The ADSs may not be sold, nor may offers to buy be accepted, prior to the time the registration statement relating to the proposed offering becomes effective.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook and Autohome’s strategic and operational plans contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Phone: +86 10 5987 1535

E-mail: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

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